This Supplement to the Going Private Disclosure Document dated July 6, 2005 is being made available to shareholders of Celanese AG in order to comply with applicable U.S. securities laws.
Supplement to the Going Private Disclosure Document
Relating to Purchases of
Outstanding Registered Ordinary Shares
With No Par Value
of
Celanese AG
Kronberg im Taunus
by
Celanese Europe Holding GmbH & Co. KG
(formerly known as BCP Crystal Acquisition GmbH & Co. KG)
Kronberg im Taunus,
an indirect wholly-owned subsidiary of
Celanese Corporation (formerly known as Blackstone Crystal
Holdings Capital Partners (Cayman) IV Ltd.) and/or certain of its affiliates

   This Supplement provides additional information regarding the transactions contemplated by the proposed resolution on the transfer of all outstanding ordinary shares with no par value of Celanese AG (the “Celanese Shares”) held by remaining minority shareholders of Celanese AG in exchange for fair cash compensation in accordance with §§327a et seq. of the German Stock Corporation Act (Aktiengesetz). This transaction is referred to as a “squeeze-out”. As of April 3, 2006, Celanese Europe Holding GmbH & Co. KG owned an aggregate of 49,439,575 Celanese Shares, as entered in the share register of Celanese AG, which represented approximately 98.2% of the Celanese Shares outstanding as of April 3, 2006, excluding treasury shares held by Celanese AG enterprises controlled or majority-owned by Celanese AG or parties acting for the account of Celanese AG.
   Pursuant to applicable German law, Celanese Europe Holding GmbH & Co. KG has previously made and continues to maintain a Mandatory Offer for all outstanding Celanese Shares at €41.92 per share (subject to certain adjustments). This Supplement to the Going Private Disclosure Document further supplements the Offer Document relating to the Mandatory Offer for All Outstanding Registered Ordinary Shares With No Par Value of Celanese AG, Kronberg im Taunus, at €41.92 Per Share by BCP Crystal Acquisition GmbH & Co. KG (the former name of Celanese Europe Holding GmbH & Co. KG), Kronberg im Taunus, an indirect wholly owned subsidiary of Celanese Corporation (formerly known as Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.), originally filed under cover of a Schedule TO Tender Offer Statement Under Section 14(d)(1) under the U.S. Securities Exchange Act of 1934, as amended, on September 2, 2004.
   Neither the U.S. Securities and Exchange Commission nor any securities commission of any state of the United States of America has approved or disapproved of these transactions or passed upon the fairness or merits of these transactions or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.
   This Supplement is not an offer to purchase any of the Celanese Shares and is required and regulated by the U.S. securities laws only.
   Minority shareholders of Celanese AG are strongly encouraged to carefully read the Going Private Disclosure Document previously distributed as it contains important information not included in this Supplement.

i

I. SUMMARY OF THE TRANSACTIONS
   The information set forth in Section I. “Summary of the Transactions” in the Going Private Disclosure Document is amended and supplemented as follows:
   The questions and answers that follow highlight important material information about the transaction contemplated by the proposed resolution on the compulsory transfer of all outstanding ordinary shares of Celanese AG (excluding treasury shares held by Celanese AG Enterprises controlled or majority-owned by Celanese AG or parties acting for the account of Celanese AG) held by remaining minority holders of Celanese AG in exchange for fair cash compensation in accordance with §§327a et seq. of the German Stock Corporation Act (Aktiengesetz). We refer to this transaction as a squeeze-out. These questions and answers are intended to be an overview only. For a more complete description of the squeeze-out, you should read carefully this Supplement, the entire Going Private Disclosure Document dated July 6, 2005, and the related documents described in this Supplement and the Going Private Disclosure Document, including any accompanying documents, because these questions and answers may not answer all of your questions and additional important information is contained in the remainder of this Supplement and the aforementioned related documents.
Why am I receiving this supplement?
   Because the squeeze-out, in connection with which we will acquire 100% of the ordinary shares of Celanese AG (excluding treasury shares held by Celanese AG Enterprises controlled or majority-owned by Celanese AG or parties acting for the account of Celanese AG) and deregister those shares under the U.S. Securities Exchange Act of 1934, as amended, is being effected by us or one or more other entities that may be deemed to be “affiliates” of Celanese AG, we and certain of our affiliates are circulating this Supplement to the holders of the ordinary shares in order to provide additional disclosure, in accordance with applicable U.S. federal securities laws, regarding the squeeze-out.
What is the squeeze-out transaction?
   Consistent with our previously disclosed intent, now that we own at least 95% of the ordinary shares of Celanese AG (excluding treasury shares held by Celanese AG Enterprises controlled or majority-owned by Celanese AG or parties acting for the account of Celanese AG), we have requested that at the upcoming annual general meeting of the shareholders of Celanese AG to be held on May 30-31, 2006, the shareholders of Celanese AG resolve to transfer to us all of the ordinary shares of Celanese AG not owned by us (and excluding treasury shares) in exchange for fair cash compensation pursuant to §§327a et seq. of the German Stock Corporation Act (Aktiengesetz). This procedure is referred to as a squeeze-out. The amount of the fair cash compensation that will be paid to minority shareholders in connection with the squeeze-out has been determined by us on the basis of an analysis of the fair enterprise value (Unternehmensbewertung) of Celanese AG and has been examined by a duly qualified independent auditor chosen and appointed by a German court.
   See Section VI.1, “The Squeeze-Out – Description of the Squeeze-out”.
How many shares does Celanese Europe Holding GMBH & Co. KG currently own?
   As of April 3, 2006, according to the share register of Celanese AG, we owned a total of 49,439,575 ordinary shares of Celanese AG, representing approximately 98.2% of the ordinary shares of Celanese AG outstanding as of April 3, 2006 (excluding treasury shares held by Celanese AG, enterprises controlled or majority owned by Celanese AG or parties acting for the account of Celanese AG).
What compensation will be paid in connection with the squeeze-out? When will it be paid?
   The amount of the fair cash compensation to be paid to minority shareholders following effectiveness of the squeeze-out is €62.22 per share, which has been determined in accordance with applicable German law and approved by the court-appointed auditor. Interest will accrue on the per share fair cash compensation amount from the date of the publication of the entry of the resolution relating to the squeeze-out in the commercial register of Celanese AG until the date of payment of the compensation, at a rate 2% per annum higher than the then-current base rate as determined in accordance with applicable German Law. The fair cash compensation price will be made in Euro except that all Celanese shareholders whose Celanese Shares are held in book-entry form through the booking system of The Depository Trust Company or in certified form in the North American Registry will receive the fair cash compensation in U.S. dollars instead of Euros, at the WM/Reuters USD/EUR Exchange Rate on the business day prior to the day on which the Purchaser makes funds available to Mellon Investor Services in respect of Celanese Shares transferred to the Purchaser pursuant to the squeeze-out, unless they elect to receive the fair cash compensation in Euro.
   Payment of the fair cash compensation will be made following entry of the resolution of the annual general meeting relating to the squeeze-out in the commercial register of Celanese AG. We will seek to have the resolution entered in the commercial register as promptly as possible following its adoption, but entry may be delayed due to shareholder challenges, court procedures or other factors. If you hold your shares of Celanese AG in certificated form listed in the North American registry of Celanese AG, you will need to submit your share certificates, together with other required documentation, in order to receive payment. Required documentation and other information to submit share certificates will be provided at a later date. You should not submit any share certificates now.
   See Section VI.2, “The Squeeze-out – Fair Cash Compensation”.
Do you believe that the price to be paid is fair?
   We and our affiliates that are described as “Reporting Persons” (please see the description of “Reporting Persons”, in Section IV.1 “Companies Involved — Description of the Reporting Persons” for more information), believe that the fair cash compensation to be paid is fair to the remaining minority holders of ordinary shares of Celanese AG because it was determined following a detailed independent appraisal process in accordance with procedures mandated by applicable German law.
   See Section III.2, “Special Factors — Fairness of the Transactions and Reports with Respect Thereto”.
Do you have available the financial resources necessary to make payment for the outstanding ordinary shares of
Celanese AG?
   Yes. We and our affiliates have available, through cash on hand and existing credit facilities, sufficient funds to acquire all remaining ordinary shares of Celanese AG held by minority shareholders at the fair cash compensation price. Based on the fair cash compensation of €62.22 per share, the total amount of funds that would be required to purchase all of such shares would be approximately €58 million, plus interest, as applicable.
   See Section VI.3, “The Squeeze-Out – Source and Amount of Funds”.

II.             GENERAL INFORMATION
   The information set forth in Section II, “General Information,” in the Going Private Disclosure Document is amended and supplemented as follows:

1.	Additional Information
   Additional information concerning the squeeze-out, the ongoing Mandatory Offer and other transactions that have previously been effected with respect to the ordinary shares of Celanese AG (“Celanese Shares”), a German stock corporation (Aktiengesellschaft), with its registered office in Kronberg im Taunus, Germany (“Celanese AG” or the “Company”) by Celanese Europe Holding GmbH & Co. KG (the “Purchaser”) and/or certain of its affiliates referred to herein may be found in the Rule 13e-3 Transaction Statement on Schedule 13E-3 (of which this Supplement (this “Supplement”) forms a part), together with the exhibits thereto, including the original Going Private Disclosure Document dated July 6, 2005 (the “Disclosure Document”, and such Transaction Statement, the “Schedule 13E-3”), filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Purchaser and the Reporting Persons (as defined in Section IV.1, “Companies Involved — Description of the Reporting Persons”). Capitalized terms used but not defined in this Supplement have the means ascribed to such terms in the Going Private Disclosure Document. All references to the percentage ownership of any Reporting Person of Celanese Shares in this Disclosure Document are based on 50,365,018 outstanding Celanese Shares as of April 3, 2006 (excluding Celanese Shares held by Celanese AG, enterprises controlled or majority owned by Celanese AG and parties acting for the account of Celanese AG (the “Treasury Shares”)).
   Celanese AG is, as of the date of this Disclosure Document, subject to the informational reporting requirements of the Exchange Act as a foreign private issuer, and accordingly files reports and other information with the SEC. Reports and other information filed by Celanese AG with the SEC, including its Annual Report on Form 20-F with respect to the fiscal year ended September 30, 2005 filed with the SEC on March 31, 2006, (the “Celanese AG Annual Report”), can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, U.S.A. Copies of those materials can be obtained at prescribed rates from the SEC’s Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, U.S.A. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet web site that contains reports and other information about issuers, such as Celanese AG, who file electronically with the SEC. The address of that web site is http://www.sec.gov.
   None of the Reporting Persons nor any of their respective affiliates has authorized any person to provide any information or to make any representation in connection with this Supplement or the squeeze-out other than the information contained or referenced in this Supplement. If any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by any Reporting Person or such affiliate.
III.  SPECIAL FACTORS
   The information set forth in Section III, “Special Factors,” in the Disclosure Document is supplemented as follows:

1.	Purposes, Alternatives, Reasons and Effects

(a)	Purposes, Alternatives and Reasons
   The squeeze-out will allow the Purchaser to accomplish its previously stated goal of acquiring all outstanding Celanese Shares from the holders of the remaining outstanding shares (Minderheitsaktionäre) of Celanese AG, in return for payment of fair cash compensation (angemessene Barabfindung).

(b)	Effects of the Transactions
   The squeeze-out will enable the Purchaser to acquire 100% of the outstanding Celanese Shares (excluding Treasury Shares). In connection with the squeeze-out, Celanese AG will request the Frankfurt Stock Exchange, on which the shares are admitted to the General Standard, to delist the Celanese Shares and to withdraw the admission to the General Standard. The management and/or the listing board of the Frankfurt Stock Exchange can also decide to effect such a delisting and withdrawal of their own accord due to the compulsory transfer of Celanese AG’s Shares to the Purchaser. At the same time, the stock exchanges on which the Celanese Shares are traded over the counter will be informed about the request for delisting and withdrawal of the admission to the General Standard.
   In connection with the squeeze-out, the Purchaser also intends to cause the Celanese Shares to be deregistered under the Exchange Act.

2.	Fairness of Transactions and Reports with Respect Thereto
   The Purchaser and the other Reporting Persons believe that the fair cash compensation of €62.22 per share to be paid in connection with the squeeze-out is fair to the holders of Celanese Shares. The Purchaser and the other Reporting Persons base their belief upon the process that was undertaken in accordance with applicable German law for determining the amount of the fair cash compensation.
   In determining the fair value of the enterprise of Celanese AG on which the amount of the fair cash compensation is based, the management of the Purchaser was advised by Ernst & Young AG Wirtschaftsprüfungsgesellschaft, Stuttgart, office Eschborn/ Frankfurt am Main (“E&Y”), an internationally recognized firm which has significant experience in appraisals of this type. E&Y served as advisor to the management of the Purchaser in connection with the determination of the fair cash compensation offered in connection with the entry into the domination and profit and loss transfer agreement between the Purchaser and Celanese AG dated June 22, 2004 (the “Domination Agreement”), as described in Section III.2, “Special Factors – Fairness of Transactions and Reports with Respect Thereto” in the Disclosure Document, for which E&Y received customary compensation. Certain affiliates of the Purchaser have engaged E&Y and certain of its affiliates in other capacities during the past two years, for which E&Y and/or such affiliates received customary compensation, but the Reporting Persons do not believe that any of such relationships are material. E&Y, with the cooperation of the Purchaser, carried out its work from December 2, 2005 to March 10, 2006 at the offices of Celanese AG or related entities in Kronberg im Taunus, Kelsterbach, Dallas and at E&Y’s offices in Eschborn. On March 10, 2006, E&Y provided its report (the “E&Y Report” ) with its presentation on the business valuation and the fair amount of cash compensation to be paid to shareholders pursuant to the squeeze-out, in which E&Y noted that the fair cash compensation payment (angemessene Barabfindung) to be paid to the holders of the remaining outstanding shares of Celanese AG, based on the business valuation of Celanese AG as of May 31, 2006, determined pursuant to applicable German law and practice, was €62.22 per share. In reaching those conclusions, E&Y conducted its work in accordance with the then applicable “Standard for the Valuation of Business Enterprises” (IDW S1) of the Institute of Certified Public Auditors in Germany (Institut der Wirtschaftspruefer in Deutschland e.V.), while also taking into account the German Stock Corporation Act (Aktiengesetz) and relevant German court rulings. E&Y calculated Celanese AG’s “capitalized earnings value”, that is, the present value of all of its future net earnings, assuming that future net earnings, based on an unaltered business concept and taking into account any existing legal restrictions, would be distributed (either as dividends or as payments related to an assumed redemption of shares), subject to applicable legal or tax constraints. The net income was determined after considering cash out-flows related to investments in non-current assets, adjusted net interest and business taxes. Additionally, due to Celanese AG’s high level of equity, coupled with a high level of interest bearing receivables from affiliated companies, a special payment out of the capital reserve and the revenue reserve was assumed for fiscal year 2009/2010. In deriving the equity value as of May 31, 2006, E&Y also considered certain matters not included in the capitalized earnings value. Values resulting from such matters were added to the capitalized earnings value as a special value. The E&Y Report will be made available for inspection by Celanese AG shareholders in advance of, and at, the annual general meeting to be held on May 30-31, 2006. Celanese AG shareholders may also request a copy of the E&Y Report by mail, free of charge by contacting the offices of Celanese AG, at Frankfurter Straße 111, 61476 Kronberg im Taunus.
   In addition, upon request of Purchaser, as majority shareholder, Frankfurt am Main District Court (Landgericht) chose and appointed Deitmer & Partner GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Münster, (“Deitmer”), as the expert auditor (Sachverständiger Priifer) to examine whether the fair cash compensation was adequate. Deitmer confirmed that the €62.22 fair cash compensation, based on the business valuation of Celanese AG as of May 31, 2006, was fair. Deitmer conducted its review from December 2005 to March 2006, at the offices of Celanese AG in Kronberg im Taunus, Kelsterbach, Dallas and at Deitmer’s office in Munster. On March 12, 2006, Deitmer presented its report (the “Deitmer Report”)

containing the results of its audit and confirming that the fair cash compensation of €62.22 per share is fair under applicable German law. In the Deitmer Report, Deitmer reviewed the methods used by E&Y to determine the compensation amount, and concluded that the methods and results were appropriate. The Deitmer Report will be made available for inspection by Celanese AG shareholders in advance of, and at, the annual general meeting to be held on May 30-31, 2006. Celanese AG shareholders may also request a copy of the Deitmer Report by mail, free of charge, by contacting the offices of Celanese AG, at Frankfurter Straße 111, 61476 Kronberg im Taunus.
   The full texts of the E&Y Report and the Deitmer Report are included as Exhibits to the Schedule 13E-3, and are incorporated herein by reference. The summaries of the E&Y Report and the Deitmer Report set forth herein are qualified by reference to the full text of such reports.
   The Purchaser and the other Reporting Persons believe that the cash compensation to be paid in the squeeze-out is fair to the holders of the remaining outstanding shares because it has been determined to be fair cash compensation to such holders according to the procedures described above. In making that determination, the Purchaser and the other Reporting Persons relied on the German law procedures described above, and the E&Y Report and the Deitmer Report prepared in connection therewith.
IV.  COMPANIES INVOLVED
   The information set forth in Section IV, “Companies Involved,” in the Disclosure Document is amended and supplemented as follows:

1.	Description of the Reporting Persons
   The legal name of BCP Caylux Holdings Luxembourg S.C.A. has been changed to Celanese Caylux Holdings Luxembourg S.C.A. (“Celanese Luxembourg”).
   Due to their relationships with the Purchaser as described in the Disclosure Document, the following entities may be deemed to be the beneficial owner of Celanese Shares, as of April 3, 2006, as follows:

		Percentage of outstanding
		Celanese Shares (excluding
	Number of shares entity may	Treasury Shares) entity may be
Entity	be deemed to beneficially own	deemed to beneficially own

Celanese Europe Management	49,439,575	98.2%
BCP Acquisition	49,439,575	98.2%
BCP Holdings	49,439,575	98.2%
Celanese Luxembourg	49,439,575	98.2%
U.S. Holdco	49,439,575	98.2%
Celanese Holdings	49,439,575	98.2%
Crystal Holdings 3	49,439,575	98.2%
Celanese Corporation	49,439,575	98.2%
BCP1	15,968,983	32.3%
BCP2	1,087,671	2.2%
BCP3	8,651,926	17.5%
BCP IV	15,968,983	32.3%
BCP IV-A	247,198	0.5%
BFIP	840,473	1.7%
BCCP	8,651,926	17.5%
BMA	49,439,575	98.2%
Blackstone LR	49,439,575	98.2%

   In this Supplement, the entities named in the chart above are collectively referred to as the “Reporting Persons”.

2.	Description of Celanese AG and Celanese Shares
   For the fiscal year ended September 30, 2005, Celanese AG had net sales of €2,210 million and an operating profit of €254 million from continuing operations. As of September 30, 2005, Celanese AG had approximately 3,400 employees worldwide on a continuing basis, eight production plants and three research centers in six countries, including significant joint ventures.
   The following table sets forth the high and low closing prices per Celanese Share for the periods indicated. The Celanese Share prices shown below represent the closing prices on the XETRA electronic trading system of the Frankfurt Stock Exchange.

			Dividend
Frankfurt Stock Exchange (in Euros) Calendar Year	High	Low	Paid

2004
First Quarter	33.95	31.43	—
Second Quarter	44.00	33.25	€0.12
Third Quarter	45.24	43.26	—
Fourth Quarter	45.90	43.90	—
2005			—
First Quarter	50.90	45.13
Second Quarter	49.10	46.13	—
Third Quarter	54.40	48.55	—
Fourth Quarter	54.49	51.03	—
2006
First Quarter	69.90	53.01	—
Second Quarter (through April 3, 2006)	68.90	68.01	—
Source: XETRA electronic trading system of the Frankfurt Stock Exchange
   On April 3, 2006, the closing price of Celanese Shares on the XETRA electronic trading system of the Frankfurt Stock Exchange was €68.60 per Celanese Share (as reported on Bloomberg L.P.). Celanese AG shareholders should note that, since announcement of the determination of the € 62.22 per share fair cash compensation on March 10, 2006 and prior to the date of this Supplement the Celanese Shares have consistently traded on the Frankfurt Stock Exchange at prices higher than the €62.22 per share fair cash compensation.
3. Summary Financial Information for Celanese AG
   The balance sheet data shown below as of September 30, 2005 and September 30, 2004, and the statement of operations data for the fiscal year ended September 30, 2005 and the shortened fiscal year ended September 30, 2004, all of which are set forth below, are derived from the Consolidated Financial Statements of Celanese AG included in the Celanese AG Annual Report filed on Form 20-F and should be read in conjunction with those financial statements and the notes thereto. Such information for the periods prior to August 24, 2005, the effective date of the acquisition of Celanese Shares which resulted in the Purchaser owning more than 95% of the outstanding Celanese Shares and the requirement to apply push down accounting are presented as the results of the Predecessor. Such information subsequent to August 25, 2005 is presented as the results of the Successor. The results of the Successor may not be comparable to the results of the Predecessor due to the difference in the basis of presentation of push down accounting as compared to historical cost. To facilitate a meaningful comparison of Celanese AG’s performance, such information is presented on a comparative basis for both 2005 and 2004. Accordingly, the statement of operations data for the twelve months ended September 30, 2005 represents the mathematical addition of the historical amounts of the Predecessor for the period October 1, 2004 to August 24, 2005 and the Successor for the period August 25 to September 30, 2005. In its Annual Report on Form 20-F, Celanese AG stated that its management believes that a combined presentation of Predecessor and Successor periods is reasonable and appropriate because the Successor period is short and there were no material adjustments to the presented items other than cost of sales and depreciation and amortization resulting from the push down of purchase accounting. The results of the Successor and Predecessor periods, individually, have been audited.
   Push Down Accounting: The Purchaser accounted for its acquisitions of the Celanese Shares using the purchase value method of accounting resulting in a new basis of accounting. The purchase price was allocated based on the fair value of the underlying assets acquired and liabilities assumed. The assets acquired and liabilities assumed are reflected at the Purchaser’s accounting basis for the approximate 96% portion acquired and at Celanese AG’s historical basis for the remaining minority interest of approximately 4%. The difference in the total purchase price and the fair value of the net assets acquired was allocated to goodwill, and this indefinite lived asset is subject to an annual impairment review. In the twelve months ended September 30, 2005, Celanese AG decreased goodwill €247 million as a result of the push down accounting adjustments related to the acquisition of Celanese Shares. In addition, Celanese AG’s results of operations were impacted by the push down accounting adjustments as follows: the effect on depreciation expense decreased by less than € 1 million due to the step up of property, plant and equipment and offset by the effect of the change in useful lives, amortization expense increased by €2 million due to the step up of intangible assets and cost of sales increased by €5 million due to the step up and subsequent sale of inventory.
   In October 2004, Celanese Americas Corporation was transferred out of Celanese AG as part of the organizational restructuring. As a result of the restructuring, Celanese Americas Corporation assets, liabilities and results of operations have been treated as discontinued operations for all periods presented.

	Successor		Predecessor

	As of	As of	As of
	September 30,	September 30,	September 30,
	2005	2005	2004

	(In $ Millions	(In € Millions	(In € Millions
	except per share	except per share	except per share
	information)(1)	information)	information)
Balance Sheet Data:
Current assets	1,417	1,175	3,650
Total assets	4,727	3,920	5,340
Current liabilities	1,102	914	2,855
Total liabilities and shareholders’ equity	4,727	3,920	5,340
Book value per common share outstanding	58.79	48.76	37.85
Minority Interests	192	159	111

	Successor		Predecessor

					Nine Months
	August 25, 2005	August 25, 2005	October 1, 2004	October 1, 2004	Ended
	to September 30,	to September 30,	to August 24,	to August 24,	September 30,
	2005(1)	2005	2005(2)	2005	2004
	(in $ millions	(in € millions	(in $ millions	(in € millions	(in € millions
	except for	except for	except for	except for	except for
	share, ratio and	share, ratio and	share, ratio and	share, ratio and	share, ratio and
	per share	per share	per share	per share	per share
	data)	data)	data)	data)	data)

Statement of Operations Data:
Net sales	287	238	2,415	1,972	1,520
Operating profit	(2)	(2)	313	256	112
Earnings (loss) from continuing operations	2	2	258	211	100
Net earnings (loss)	2	2	285	233	(70)
Earnings (loss) per common share from continuing operations
basic	0.05	0.04	5.14	4.20	2.02
diluted	0.05	0.04	5.13	4.19	2.02
Net earnings (loss) per common share
basic	0.05	0.04	5.68	4.64	(1.42)
diluted	0.05	0.04	5.67	4.63	(1.42)
Weighted average shares — basic	50,365,018	50,365,018	50,269,363	50,269,363	49,401,898
Weighted average shares — diluted	50,365,018	50,365,018	50,331,758	50,331,758	49,401,898
Ratio of earnings to fixed charges	2.2x	1.8x	18.8x	15.4x	7.6x

(1)	The U.S.$ figures are unaudited and have been translated solely for convenience of the reader at an exchange rate of U.S.$1.2058 per € 1.00, the Noon Buying Rate on September 30, 2005.

(2)	The U.S.$ figures are unaudited and have been translated solely for convenience of the reader at an exchange rate of U.S.$1.2239 per € 1.00, the Noon Buying Rate on August 24, 2005.
   The complete financial statements of Celanese AG for the fiscal year ended September 30, 2005, and the shortened fiscal year ended September 30, 2004 are included in the Celanese AG Annual Report on Form 20-F and are incorporated herein by reference. Copies of the Celanese AG Annual Report on Form 20-F may be obtained by contacting Celanese Corporation, Investor Relations, at 1601 West LBJ Freeway, Dallas, Texas 75234-6034 ((972) 443-4464).

   The following table sets forth, for the periods indicated, certain historical Noon Buying Rates for the Euro in U.S. dollars. The average amounts set forth below under “Average” are calculated as the average of the noon buying rate in New York City for cable transfers in foreign currencies announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on the last business day of each month.

Year	Low	High	Average	End

2004 (January 1 through September 30)	1.1801	1.2853	1.2255	1.2417
2005
April	1.2819	1.3093	1.2943	1.2919
May	1.2349	1.2936	1.2697	1.2349
June	1.2035	1.2320	1.2155	1.2098
July	1.1917	1.2200	1.2041	1.2129
August	1.2147	1.2434	1.2295	1.2330
September	1.2011	1.2538	1.2234	1.2058
October	1.1914	1.2148	1.2022	1.1995
November	1.1667	1.2067	1.1789	1.1790
December	1.1699	1.2041	1.1861	1.1842
2006
January	1.1980	1.2287	1.2126	1.2158
February	1.1886	1.2100	1.1940	1.1925
March	1.1886	1.2197	1.2028	1.2139

4.	Interest of the Reporting Persons in Celanese AG
       (a) In General.
   Pursuant to the Original Tender Offer, in April 2004 the Purchaser acquired, at a price of €32.50 per share, a total of 41,588,227 Celanese Shares, representing approximately 82.6% of the outstanding Celanese Shares (excluding Treasury Shares). Pursuant to the Mandatory Offer (including the limited offer to receive increased cash compensation), as of April 3, 2006, the Purchaser had acquired a total of 49,439,575 Celanese Shares, including 4 Celanese Shares during the 60 days prior to and including such date, as described in more detail below. On August 19, 2005, Paulson & Co. Inc. and Arnhold and S. Bleichroeder Advisers, LLC (“ASB” and with Paulson, the “Sellers”) and the Purchaser entered into a Share Purchase and Transfer Agreement and Settlement Agreement whereby the Sellers agreed to sell 5,918,299 Celanese Shares to the Purchaser in consideration for € 51.00 per share. In addition, the Purchaser paid to the Sellers an additional purchase price of approximately €12 million in consideration for the settlement of certain claims and for each Seller agreeing to certain matters regarding, among other things, the Domination Agreement. In aggregate, the Purchaser holds approximately 98.2% of the outstanding Celanese Shares (excluding Treasury Shares) as of April 3, 2006.

       (b) Transaction Details.
   The following table shows the amount of Celanese Shares purchased, the range of prices paid and the average purchase price.

	No. of Shares Purchased		Range of Prices Paid		Average Price Paid per Share

2004
Second Quarter	41,588,227		€32.50		€32.50
Third Quarter	—		—		—
Fourth Quarter	620,796		€41.92	*	€41.92	*
2005
First Quarter	44,319		€41.92	*	€41.92	*
Second Quarter	26,995	[1]	€41.92	*	€41.92	*
Third Quarter	6,245,415	[2]	€41.92-€51.00	*	€50.98	*
Fourth Quarter	913,672	[3]	€41.92-€51.00	*	€50.94	*
2006
First Quarter	52	[4]	€51.00	*	€51.00	*
Second Quarter (through April 3, 2006)	—		—		—

*	Plus applicable interest (calculated as described in the definition of the Mandatory Offer Consideration).

(1)	Additionally, Waiver Letters relating to the Limited Offer for increased cash compensation were submitted with regard to 532 Celanese Shares and corresponding payments of €9.08 per share were made.
(2)	Additionally, Waiver Letters relating to the Limited Offer for increased cash compensation were submitted with regard to 249,052 Celanese Shares and corresponding payments of €9.08 per share were made.
(3)	Additionally, Waiver Letters relating to the Limited Offer for increased cash compensation were submitted with regard to 318,378 Celanese Shares and corresponding payments of €9.08 per share were made.
(4)	Additionally, Waiver Letters relating to the Limited Offer for increased cash compensation were submitted with regard to 12 Celanese Shares and corresponding payments of €9.08 per share were made.
   According to the share register of Celanese AG, in the 60 days prior to and including April 3, 2006, there was one transaction involving the subject securities. On February 16, 2006 a total of 4 Celanese Shares were purchased by the Purchaser pursuant to the Mandatory Offer at a price per share of €41.92 plus applicable interest.
V. BACKGROUND AND OBJECTIVE OF THE TRANSACTIONS
   The information set forth in Section V, “Background and Objective of the Transactions,” of the Disclosure Document is amended and supplemented as follows:
1.  Background
       (a) General Background of the Squeeze-Out
   On November 4, 2005, Celanese Corporation announced that the board of directors of Celanese Corporation resolved in a regular meeting to cause the Purchaser to request that the Celanese AG shareholders’ meeting resolve upon the compulsory transfer to the Purchaser of the Celanese Shares held by the remaining minority shareholders in a squeeze-out transaction. Following the completion of the valuation process undertaken by the Purchaser, with the assistance of its adviser, E&Y, the Purchaser announced the fair cash compensation of €62.22 per share, on March 10, 2006. On the same day the Purchaser issued its related report with respect to the squeeze-out. The Purchaser’s report is included as an Exhibit to the Schedule 13E-3 and is incorporated herein by reference.

2. Intentions of the Purchaser with Regard to Celanese AG
       (a) Transfer of Celanese China Entities
   On March 8, 2006, Celanese AG announced that pursuant to an instruction from the Purchaser, based on the existing Domination Agreement with Celanese AG, Celanese AG will reorganize the ownership of its business in China to enable a more efficient entity structure. The transaction, subject to regulatory approval by the Chinese authorities, will be effected at the book values of Celanese (China) Holding Co. Ltd of approximately € 7.7 million and of Celanese Nanjing Chemical Co Ltd of approximately €10.6 million.
       (b) Dividends
   In a settlement reached on March 6, 2006, the Purchaser agreed to make early payment of the guaranteed dividend owed pursuant to Section 4 of the Domination Agreement for the financial year 2005/2006, ending on September 30, 2006. Such guaranteed dividend will be made on the first banking day following the ordinary shareholders’ meeting of Celanese AG for the financial year 2004/2005, to be held on May 30-31, 2006. To receive the early compensation payment, the respective minority shareholder must deliver on his own behalf and on behalf of the legal successors to his shares a declaration to the effect that (i) his claim for payment of compensation for the fiscal year 2005/2006 pursuant to the Domination Agreement is settled by such early payment, and that (ii) in this respect, he indemnifies the Purchaser against compensation claims any legal successors to his shares may make for the guaranteed dividend.
VI. THE SQUEEZE-OUT
   The information set forth in Section VI.2, “The Transactions – Types of Purchases or Acquisitions,” of the Disclosure Document is amended and supplemented as follows:
1. Description of the Squeeze-Out
   In accordance with its previously disclosed intention, now that the Purchaser owns Celanese Shares that represent at least 95% of the registered share capital (excluding Treasury Shares) of Celanese AG, the Purchaser has requested that the annual general meeting resolve upon the compulsory transfer of the Celanese Shares held by the remaining minority shareholders of Celanese AG in exchange for fair cash compensation (angemessene Barabfindung) pursuant to §§327a et seq. of the German Stock Corporation Act (Aktiengesetz) in a squeeze-out. The resolution relating to such compulsory transfer requires the majority of the votes cast in the respective shareholders’ meeting, which will be controlled by the Purchaser due to its current majority ownership. The resolution will be presented at the annual general meeting of the shareholders of Celanese AG to be held on May 30-31, 2006. Once the resolution relating to the squeeze-out is entered in the commercial register, all Celanese Shares held by minority shareholders automatically transfer, by operation of law, to the Purchaser. From and after this time, separate disposal transactions are not possible. Following entry of the resolution in the commercial register, an announcement will be published in accordance with German law and by press release in the U.S.
   Once adopted, the resolution relating to the squeeze-out will be binding upon (although subject to judicial review in litigation) the remaining minority shareholders, including those in the U.S., and no holder may choose after registration of the squeeze-out in the commercial register to remain a shareholder of Celanese AG. The transfer of shares in connection with the squeeze-out does not involve a tender offer and will occur by operation of German law upon registration of such resolution in the commercial register of Celanese AG. From then on, the minority shareholders will only have a right to receive the fair cash compensation, and share certificates issued will no longer represent an equity interest in Celanese AG, but only such right to such compensation. Accordingly, such transfer will not be subject to Section 14(d) of the Exchange Act and the rules and regulations of the SEC thereunder or Regulation 14E under the Exchange Act.
2. Fair Cash Compensation
   As described above under Section III.2, “Special Factors – Fairness of Transactions and Reports With Respect Thereto”, the remaining minority shareholders of Celanese AG will receive fair cash compensation for their Celanese Shares, which has been determined by the Purchaser on the basis of the value of the enterprise of Celanese AG, assessed in accordance with applicable

German legal requirements, as of May 31, 2006 and has been examined by Deitmer, the independent expert auditor chosen and appointed by the court.
   Minority shareholders may, subject to certain limitations, initiate award proceedings (Spruchverfahren) in order to have the court review whether the compensation to be paid in connection with the squeeze-out is indeed fair. An application to commence these proceedings must be filed within three months from the date on which the registration of the squeeze-out in the commercial register is deemed to have been published. While in principle the court only reviews the valuation that was the basis for the determined fair cash compensation, in practice courts often order a new valuation by an independent expert. The final judgment of the court is binding against all persons. Statutory law does not mandate a particular valuation method, but the German constitutional court has held that the so-called discounted earnings method (Ertragswertmethode) will in principle lead to a fair compensation. In practice, this method therefore is applied in the vast majority of cases, by the stock corporations as well as by the courts in their reviews. Persons who are engaged to determine or review the amount of the compensation will usually follow the recommendations of the Institute of Certified Auditors in Germany (Institut der Wintschaftsprufer in Deutschland e. V.), the valuation standard “IDW S 1.” The discounted earnings method and the valuation standard IDW S 1 were used in determining the fair cash compensation. This standard, however, is not binding on the courts, and courts have rejected certain aspects of it in the past. The courts may also take other factors, including the trading price of the shares or, in cases like this, capitalized guaranteed dividend payments, into account. In any event, the cash compensation determined by the court could be the same as the originally determined compensation, but could also be higher.
   Payment of the fair cash compensation will be made following entry of the resolution relating to the squeeze-out in the commercial register. Interest will accrue on the per share fair cash compensation from the date of the public announcement by the commercial register of the entry of the resolution relating to the squeeze-out in the commercial register until the date of payment, at a rate 2% per annum higher than the then-current base rate as determined in accordance with applicable German law. Shareholders who hold their Celanese Shares in certificated form listed in the North American registry of Celanese AG will need to submit their share certificates, together with other required documentation, in order to receive payment. Required documentation to submit share certificates will be provided at a later date. Shareholders should not submit any share certificates now. The fair cash compensation price will be made in Euro except that all Celanese shareholders whose Celanese Shares are held in book-entry form through the booking system of The Depository Trust Company or in certified form in the North American Registry will receive the fair cash compensation in U.S. dollars instead of Euros, at the WM/ Reuters USD/ EUR Exchange Rate on the business day prior to the day on which the Purchaser makes funds available to Mellon Investor Services in respect of Celanese Shares transferred to the Purchaser pursuant to the squeeze-out, unless they elect to receive the fair cash compensation in Euro.
   There is uncertainty in German law about the legal relationship between claims for fair cash compensation on account of the squeeze-out of the minority shareholders in accordance with §§ 327a German Stock Corporation Act (Aktiengesetz), on the one hand, and claims for fair cash compensation and the guaranteed dividend under a domination and profit and loss transfer agreement, on the other. To date, the courts have not yet ruled finally on this point. In connection with the settlement, reached on March 6, 2006, of certain actions by plaintiff shareholders, as described in Section VII, “Certain Legal Matters,” the following arrangements were made in this respect:

•	In addition to the fair cash compensation to be paid in connection with the squeeze-out, the Purchaser will pay prematurely the guaranteed dividend owed pursuant to Section 4 of the Domination Agreement for the fiscal year 2005/2006, ending on September 30, 2006. Such guaranteed dividend will be paid on the first banking day following the ordinary shareholders’ meeting of Celanese AG for the fiscal year 2004/2005, which is scheduled for May 30-31, 2006. To receive the early compensation payment, the respective minority shareholder must deliver on his own behalf and on behalf of the legal successors to his shares a declaration to the effect that (i) his claim for payment of compensation for the fiscal year 2005/2006 is settled by such early payment, and that (ii) in this respect, he indemnifies the Purchaser against compensation claims any legal successors to his shares may make for the guaranteed dividend. The aforegoing is without prejudice to claims, if any, arising out of the pending court award proceedings for review of the guaranteed dividend under the Domination Agreement.

•	The minority shareholders of Celanese AG affected by the squeeze-out are entitled to the compensation set in the court appraisal proceedings concerning the Domination Agreement, insofar as this is higher than the cash compensation paid to minority shareholders in connection with the squeeze-out – itself to be fixed in the context of court award proceedings, if need be. Payments made in respect of the fair cash compensation under the Domination Agreement and payments made in respect of the fair cash compensation in connection with the squeeze-out shall be offset so that in effect the squeezed out minority shareholders are not entitled to more than the higher of the amounts set in the two court award proceedings.

3. Source and Amount of Funds
   The total amount of funds required to pay the €62.22 per share fair cash compensation for all of the outstanding Celanese Shares (excluding shares owned by the Purchaser and Treasury Shares as of April 3, 2006) is approximately €58 million. The Reporting Persons have sufficient funds on hand and/or available under their current credit facilities to pay such amounts. As required by German law, Deutsche Bank AG has delivered a letter to Celanese AG assuring the Purchaser’s obligations for the payment of the fair cash compensation.
4. Transaction Expenses

Expenses to be incurred in connection with the squeeze-out
   The following is an estimate of fees and expenses incurred and expected to be incurred by Purchaser and the other Reporting Persons in connection with the squeeze-out. These fees and expenses will not be paid by Celanese AG.

Legal and Printing	€2.5 million
Depositaries	€175,000
Miscellaneous	€200,000
VII. CERTAIN LEGAL MATTERS
   The information set forth in Section VIII, “Certain Legal Matters,” of the Disclosure Document is amended and supplemented as follows:
   On March 6, 2006, Celanese AG announced that it had reached a settlement with 11 plaintiff shareholders. The plaintiffs had filed actions with the Regional Court (Landgericht) of Frankfurt am Main for avoidance or nullity, respectively, of among others, (i) the resolution of the shareholders’ meeting of Celanese AG of July 30/31, 2004 to consent to the conclusion of the Domination Agreement (Beherrschungs-und Gewinnabfuhrungsvertrag) with the Purchaser, (ii) the resolution of the shareholders’ meeting of Celanese AG of May 19/20, 2005 to confirm such consent; and (iii) further resolutions passed at the shareholders’ meetings of July 30/31, 2004 and May 19/20, 2005.
   The settlement provided for the Purchaser to offer at least €51.00 per Celanese Share as cash consideration in the squeeze-out. The Purchaser further agreed to make early payment of the guaranteed dividend owed pursuant to Section 4 of the Domination Agreement for the fiscal year 2005/2006, ending on September 30, 2006. Such guaranteed dividend will be paid on the first banking day following the ordinary shareholders’ meeting of Celanese AG for the fiscal year 2004/2005, which is scheduled for May 30-31, 2006. To receive the early compensation payment, the respective minority shareholder must deliver on his own behalf and on behalf of the legal successors to his shares a declaration to the effect that (i) his claim for payment of compensation for the fiscal year 2005/2006 pursuant to the Domination Agreement is settled by such early payment, and that (ii) in this respect, he indemnifies the Purchaser against compensation claims any legal successors to his shares may make for the guaranteed dividend.
   In view of the above commitments of the Purchaser, the plaintiffs party to the settlement withdrew all actions filed by them with respect to the resolution on the Domination Agreement passed at Celanese AG’s extraordinary general meeting held on July 30-31, 2004. In addition, they agreed to withdraw all other ancillary litigation and to acknowledge the validity of the Domination Agreement. Therefore, as a result of this settlement, all actions against the resolutions passed at Celanese AG’s extraordinary shareholders’ meeting held on July 30-31, 2004 (except for six of the voidness challenges against the resolutions passed at Celanese AG’s extraordinary general meeting held on July 30-31, 2004, maintained by other plaintiffs), certain actions against the shareholders’ resolutions passed at Celanese AG’s annual general meeting on May 19-20, 2005, the proceeding with the Konigstein Local Court (Amtsgericht) as well as the additional lawsuit brought forward by the plaintiff on Mayer v. Celanese AG are or will soon be judicially finally settled.

   The amounts of the fair cash compensation payable in the Mandatory Offer and of the guaranteed dividend under the Domination Agreement may be increased in special award proceedings (Spruchverfahren) initiated by minority shareholders. Several Celanese shareholders have initiated special award proceedings seeking review by the courts of the amounts of the fair cash compensation (Abfindung) and of the guaranteed dividend (Ausgleich) under the Domination Agreement. As a result of these proceedings, the amounts of the fair cash compensation and the guaranteed dividend could be increased by the court so that all Celanese shareholders, including those who have already tendered their Celanese Shares into the Mandatory Offer and have received the fair cash compensation (but excluding any Celanese Shareholder that has executed the Waiver Letter required to claim the Limited Offer Consideration or the Incremental Payment), could claim the respective higher amounts. However, the court dismissed all of these proceedings in March 2005 on the grounds of inadmissibility. Thirty-three plaintiffs appealed the dismissal, and in January 2006, twenty-three of these appeals were granted by the court. They were remanded back to the court of the first instance, where the valuation will be further reviewed.
April 14, 2006

Schedule I
Compensation Information
Compensation of Certain Reporting Individuals That Served as Members of the Supervisory Board or Board of Management of Celanese AG
Supervisory Board
   Members of the Celanese AG supervisory board receive, in addition to reimbursement of out-of-pocket expenses, a fixed annual payment which, for fiscal year 2005, amounted to €60,452 for those Reporting Individuals that were members of the Celanese AG supervisory board. In addition, for each Celanese AG supervisory board meeting attended, these members receive a meeting fee of € 2,000. Also, each member of the Celanese AG supervisory board receives a committee retainer for each membership in a committee of the Celanese AG supervisory board. The committee retainer amounts to €2,000 for these members of the committee. All members of the Celanese AG supervisory board are also reimbursed for value added tax on these amounts.
   The following table shows the compensation paid to those Reporting Individuals that were members of the supervisory board who were active on the board during the year ended September 30, 2005.
COMPENSATION OF SUPERVISORY BOARD

	Fixed Annual	Other Cash	Annual	Total
Name	Remuneration(€)	Remuneration(€)(1)	Remuneration	Remuneration

Chinh E. Chu*	0	4,000	0	4,000
Cornelius Geber	60,452	14,000	0	74,452
Benjamin J. Jenkins*	0	10,000	0	10,000
Dr. Hanns Ostmeier*	0	10,000	0	10,000

(1)             Compensation for Supervisory Board Meetings and committee memberships for October 1, 2004 to September 30, 2005.
                   * Waived remuneration (other than Other Cash Remuneration up to May 20, 2005) pursuant to letter dated June 22, 2005.

Board of Management
   The following table shows the compensation expense for certain Reporting Individuals that served on the board of management of Celanese AG as of September 30, 2004.
TOTAL COMPENSATION EXPENSE TABLE(1)

	Annual Compensation

	Fixed Annual		Total Cash
Name and Principal Position	Salary(€)	Bonus(€)	Compensation(€)

Andreas Pohlmann, Chairman of the Board of Management from November 1, 2004	177,083	218,773	395,856
David N. Weidman, Deputy Chairman of the Board of Management until October 31, 2004	43,750	55,373	99,123
Lyndon Cole, Vice-Chairman of the Board of Management from November 1, 2004	293,705	360,181	653,886
Peter Jakobsmeier, Member of the Board of Management and Chief Financial Officer from November 1, 2004	320,833	390,206	711,039

	835,371	1,024,533	1,859,904

(1)	Disclosure of compensation in accordance with German Commercial Code (Handelsgesetzbuch).
Board Service Agreements
   Celanese AG has entered into service agreements with the members of its board of management as follows:
   Mr. Jakobsmeier has entered into a service agreement with Celanese AG, pursuant to which he received (i) a base salary of €350,000 that is established based on a comparative analysis of base salaries paid within a selected peer group of international companies; and (ii) an annual bonus dependent on achieving the economic and personal objectives he agrees upon with the personnel and compensation committee of the supervisory board. At present, such objectives pertain to EBITDA and trade working capital of Celanese AG on a consolidated basis. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on the degree to which the targets are achieved and could account for up to 80 percent of base salary, or up to 160 percent of base salary if all targets were significantly exceeded.
   Drs. Cole and Pohlmann have each entered into a service agreement with Celanese AG and an employment agreement with Celanese Corporation. The service agreements with Celanese AG cover their duties as members of the Celanese AG board of management; however, their compensation is governed by their employment agreements with Celanese Corporation. Pursuant to their agreements with Celanese Corporation, effective January 1, 2005, Drs. Cole and Pohlmann are entitled to an annual base salary ($650,000 for Dr. Pohlmann and $700,000 for Dr. Cole). In addition, they are each eligible to earn an annual bonus targeted at eighty percent of base salary. Seventy percent of Dr. Pohlmann’s and sixty percent of Dr Cole’s base salary and annual bonus are paid by Celanese Corporation. The remainder is paid by Celanese AG and is included in the amounts in the table above. In the event that either of these persons is terminated without cause (as defined in the agreement) or if he resigns for good reason (as defined in the agreement) he will be entitled to, subject to continued compliance with the restrictive covenants described below, (i) continued payment of base salary and target bonus for one year and (ii) a pro rata bonus for the year of termination, based on actual Company performance. The executives will be subject to customary confidentiality, intellectual property and non-disclosure covenants. In addition, the executives will be subject to noncompetition and nonsolicitation provisions during the term of employment and for a period of one year thereafter.

Compensation by Celanese Corporation
2005 Compensation Information for Certain Directors and Officers of Celanese Corporation

								Long-Term
		Annual Compensation						Compensation

						Other Annual		LTIP	All Other
Name & Principal Position(1)	Year	Salary		Bonus(2)		Compensation		Payouts(3)	Compensation

David N. Weidman	2005	$900,000		$1,656,600	(4)	$4,053,224	(5)	—	$1,412,912	(6)
Chief Executive Officer and President	2004	$853,666		$1,152,988		$—		$2,493,295	$10,146,220	(6)

Dr. Lyndon E. Cole	2005	$700,000	(7)	$862,173	(8)	$1,581,554	(9)	—	$990,000	(10)
Executive Vice President	2004	$650,000		$836,722		—		$413,725	$5,536,826	(10)

Dr. Andreas Pohlmann	2005	$650,000	(11)	$1,097,818	(12)	$1,593,379	(13)	—	$937,425	(14)
Executive Vice President and Chief Administrative Officer	2004	$598,000		$779,602		$—		$852,348	$5,440,228	(14)

John J. Gallagher III
Executive Vice President and Chief Financial Officer	2005	$215,481	(15)	$460,986		$58,145	(16)	—	$727,427	(17)

Curtis S. Shaw
Executive Vice President, General Counsel and Secretary	2005	$398,076	(18)	$920,000		$228,323	(19)	—	$302,310	(20)

(1)	Compensation information as to 2004 and 2005 is provided for the named executive officers. 2004 was the first year in which Celanese Corporation, as a newly established company, was paying compensation to its named executive officers. Messrs. Weidman, Cole and Pohlmann were appointed to their positions at Celanese Corporation on December 14, 2004. For 2004, the amounts set forth above include, for Messrs. Weidman, Cole and Pohlmann, compensation received from other Celanese entities prior to December 14, 2004.

(2)	The bonuses for 2004 and 2005 were determined according to each named executive officer’s employment agreement and upon the achievement of performance targets established by the respective Compensation Committees of the Boards of Directors of Celanese Corporation. The bonus amounts earned in 2004 were paid out on April 1, 2005, and the bonus amounts earned in 2005 were paid in March 2006.

(3)	Includes stock appreciation rights paid out under Celanese AG’s Equity Participation and Long Term Incentive Plans.

(4)	Mr. Weidman’s 2005 bonus included $275,000 related to the initial public offering of Celanese Corporation.

(5)	Imputed income for discounted shares of $4,045,615 and $7,609 for tax reimbursement payments.

(6)	For 2005, includes (a) a bonus in the amount of $1,283,750; (b) interest on a deferred bonus, granted under the Celanese Americas Corporation Management Incentive Deferral Plan which permitted deferrals of compensation from incentive plans, of $92,909; (c) payment of premium of $21,490 for supplemental long term disability; (d) payment of premium of $4,263 for term life insurance and (e) employer match of $10,500 for 401(k) plan. For 2004, includes (a) an initial payment on January 21, 2005 of $7,565,601 pursuant to the 2004 Deferred Compensation Plan; (b) a bonus payment on January 21, 2005 in the amount of $2,567,500; (c) payments of $2,619 for a term life insurance and (d) employer match of $10,500 for 401(k) plan.

(7)	Of Dr. Cole’s total salary, 60% has been paid by the Celanese Corporation and 40% has been paid by Celanese AG.

(8)	Dr. Cole’s 2005 bonus included $250,000, related to the initial public offering of Celanese Corporation.

(9)	Imputed income for discounted shares of $1,581,554.

(10)	For 2005, a bonus of $990,000. For 2004, includes (a) an initial payment on January 21, 2005 of $3,048,304 pursuant to the 2004 Deferred Compensation Plan; (b) a bonus payment on January 21, 2005 in the amount of $1,980,000; and (c) a payout of Euro383,900 ($508,522) to compensate Dr. Cole for foregone gains on stock appreciation rights and shares he would have acquired had he not been restricted from trading in Celanese AG shares pursuant to Celanese insider trading policy.

(11)	Of Dr. Pohlmann’s total salary, 70% has been paid by the Celanese Corporation and 30% has been paid by Celanese AG.

(12)	Dr. Pohlmann’s 2005 bonus included $100,000 related to the initial public offering of Celanese Corporation.

(13)	For 2005, this amount includes imputed income for discounted shares of $1,302,462 and a payment of $171,644 for assignment and relocation expenses as provided in a Letter of Understanding between Celanese and Dr. Pohlmann dated October 27, 2004, and $119,273 for tax reimbursement payments.

(14)	For 2005, includes (a) a bonus in the amount of $927,500; (b) payment of premium of $7,675 for supplemental long term disability and (c) payment of premium of $2,250 for term life insurance. For 2004, includes (a) an initial payment on January 21, 2005 of $2,987,338 pursuant to the 2004 Deferred Compensation Plan; (b) a bonus payment on January 21, 2005 in the amount of $1,855,000; and (c) a payout of Euro456,300 ($597,890) to compensate Dr. Pohlmann for foregone gains on stock appreciation rights and shares he would have acquired had he not been restricted from trading in Celanese AG shares pursuant to Celanese insider trading policy.

(15)	Mr. Gallagher’s employment began effective August 31, 2005. The amount shown in the table is year-to-date. His annualized salary is $675,000.

(16)	This amount represents a payment of $36,341 to cover relocation expenses and $21,804 for tax reimbursement payments.

(17)	Payment of (a) $725,000 pursuant to the 2004 Deferred Compensation Plan; (b) payment of premium of $1,919 for supplemental long-term disability and (c) payment of premium of $508 for term life insurance.

(18)	Mr. Shaw’s employment began effective April 18, 2005. The amount shown in the table is year-to-date. His annualized salary is $575,000.

(19)	Represents imputed income for discounted shares in the amount of $215,581 and a payment of $12,742 for reimbursement of tax payments.

(20)	Includes (a) an initial payment of $290,000 under the 2004 Deferred Compensation Plan, (b) employer 401(k) match of $2,760, (c) payment of premium of $7,675 for supplemental long term disability and (d) payment of premium of $1,875 for term life insurance.